# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, 285 FULTON ST, FLR 80, SUITE A, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0001297602
Persons authorized to receive notices and communications: Vishal Garg, 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007, 415-523-8837

## Reporting persons
- Garg Vishal (CIK 0001297602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,029,224; shared voting power 0; sole dispositive power 2,029,224; shared dispositive power 0; aggregate amount beneficially owned 2,029,224 (13.7% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (1) 118,260 shares of Class A Common Stock directly held by Mr. Garg; and (2) (a) 927,855 shares of Class A Common Stock directly held by Mr. Garg that may be obtained upon the conversion of 927,855 shares of Class B Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock directly held by Mr. Garg; (3) 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (4) 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,256,037 shares of Class A Common Stock outstanding as of August 21, 2026, as disclosed in the Issuer's definitive consent revocation statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on August 28, 2026.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,256,037 shares of Class A Common Stock outstanding as of August 21, 2026, as disclosed in the Issuer's definitive consent revocation statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on August 28, 2026.
- 1/0 Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 130,455; shared voting power 0; sole dispositive power 130,455; shared dispositive power 0; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,256,037 shares of Class A Common Stock outstanding as of August 21, 2026, as disclosed in the Issuer's definitive consent revocation statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on August 28, 2026.
- The 718 4Ever Trust I: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 465,517; shared voting power 0; sole dispositive power 465,517; shared dispositive power 0; aggregate amount beneficially owned 465,517 (3.5% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,256,037 shares of Class A Common Stock outstanding as of August 21, 2026, as disclosed in the Issuer's definitive consent revocation statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on August 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 WORLD TRADE CENTER, 285 FULTON ST, FLR 80, SUITE A, NEW YORK, New York (NY), 10007
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D filed on September 7, 2021 (the "Original Schedule 13D", together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

As previously disclosed, the Reporting Persons filed a consent solicitation statement on Schedule 14A with the Securities and Exchange Commission to, among other things, remove without cause, Daniel Lewis, Arnaud Massenet, Bhaskar Menon, Prabhu Narasimhan and Harit Talwar, as directors of the Issuer (the "Consent Solicitation"). On September 30, 2026, the Reporting Persons delivered signed written consents representing a majority of the Issuer's outstanding voting power as of August 21, 2026, the record date for the Consent Solicitation, evidencing that the Issuer's stockholders had approved each of the Reporting Persons' proposals.

On October 5, 2026, the results of the Consent Solicitation were certified by the Issuer's independent election inspector and the Reporting Persons' proposals, including to remove each of Messrs. Lewis, Massenet, Menon, Narasimhan and Talwar, as directors of the Issuer, were effectuated.

## Signatures
- Garg Vishal: /s/ Vishal Garg, Vishal Garg (10/05/2026)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (10/05/2026)
- 1/0 Holdco, LLC: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (10/05/2026)
- The 718 4Ever Trust I: /s/ Vishal Garg, Vishal Garg, Authorized Signatory (10/05/2026)